FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 6, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Optibase Ltd. (NASDAQ: OBAS) ("Optibase" or the "Company") hereby reports that as part of a contemplated offering of non-convertible Series A Bonds (the "Bonds") to the public in Israel only, the Company published today in Israel the following documents: (i) a draft of the deed of trust governing the Bonds; (ii) a rating report of the Bonds; (iii) presentation regarding the Company's business and operations.

The following is a short summary of the principal terms of the Bonds:

The principal of the Bonds will be repayable in semiannual installments on June 30 and on December 31 of each of the years of 2016 through 2021, commencing on June 30 2016. The Bonds will bear interest at a fixed annual rate which will be determined by a public tender. The interest on the Bonds will be paid in semiannual installments on June 30 and on December 31 of each of the years 2015 through 2021, commencing on June 30 2015. The Bonds will not linked (principal and interest) to any currency or index.

The Bonds are unsecured. In the deed of trust governing the Bonds, the Company undertook, among other things, to comply with certain financial covenants. The deed of trust further includes certain events of default, including, among other things: the existence of a real concern that the Company will not meet its material undertakings towards the Bondholders; breach of the Company's undertaking regarding the compliance with specific financial covenants, cross default and occurrence of certain 'change of control' events.

Midroog Ltd., an affiliate of Moody’s, assigned a rating of "Baa1/Stable" on a local scale for the offering of Bonds in an aggregate amount of up to NIS 60 million. An unofficial translation of the rating report is attached hereto as an Exhibit.

The execution, timing, terms and amount of such offering have not yet been determined and are subject to further approval of the Company's Board of Directors', approval from the TASE for the prospectus that will be published in Israel and receipt of a permit from the Israel Securities Authority for the Company's prospectus There is no assurance that such offering will be executed, nor to its timing, terms and amount.

The public offering of the Bonds will be made in Israel to residents of Israel only. The Bonds will not be registered under the U.S Securities of Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This report shall not constitute an offer to sell or solicitation of an offer to buy any Bonds.

This report contains forward-looking statements concerning our financing plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this report are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, whether or not the company will be able to raise capital through the sale of debt securities, the final terms and timing of the proposed offering, the satisfaction of customary conditions related to the proposed public offering, the impact of general economic, industry or political conditions in Israel or internationally, and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this report, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 6, 2015

Optibase Ltd.

Initial Rating Report | May 2015

Contacts:
Anna Aizenberg-Ben Lulu, Analyst
annaa@midroog.co.il

Eylon Garfunkel, Team Leader
eylong@midroog.co.il

Ran Goldstein, CPA, Adv., VP
rang@midroog.co.il

Optibase Ltd.

Issue Rating	Baa1	Outlook: Stable

Midroog announces the assignment a Baa1 rating with stable outlook for a series of bonds up to NIS 60 million in par value, to be issued by Optibase Ltd. (hereinafter: "Optibase" or "the Company"). The issue proceeds will be used, inter alia, for current and future investments and for the Company's ongoing activity. The Company projects that it will hedge the shekel denominated bond proceeds against future investments insofar as are made in foreign currency.

The issue rating is based on data submitted to Midroog up to May 06, 2015. Midroog may reconsider and revise the rating assigned according to the actual terms of the bonds and additional data, insofar as they change.

Company Profile

The Company was incorporated and registered in Israel in 1990 under the name Optibase Advanced Systems (1990) Ltd. In 1993 the Company changed its name to Optibase Ltd., and it operates by that name to this day (the Company is a public one whose shares are traded on Nasdaq.) As of December 31, 2014 the Company was held by a family foundation called The Capri Family Foundation (74.07%). Note that until 2012, the Company's controlling shareholder was Mr. Shlomo Wyler, today the CEO of the fully-owned Company subsidiary Optibase Inc., which manages the Company's operations in the U.S. Mr. Wyler has more than 30 years' experience in acquiring and managing real estate properties, mainly in the U.S. and Switzerland. From its establishment until 2009, the Company engaged in video streaming, and in 2009 expanded its range of operations to fixed income real estate investments. In 2010 the Company sold all its activity in video streaming and today engages in acquiring and managing fixed income real estate, in Switzerland and the U.S. As of the date of this report, the Company owns four main income-generating properties and a portfolio of residential apartments, located in Switzerland and the U.S.:

•
Switzerland – Two commercial properties, one (CTN) which the Company co-owns with the Israeli insurance company "Phoenix", located in an industrial park near Geneva, which includes six buildings for commerce, offices, laboratories and other (mainly biotech and electronics). Among the property's key tenants is LEM (one of Switzerland's leading electronics companies, which aside from its activity there, manufactures in China, Japan and Bulgaria). The second property is located in the city of Rumlang, near the Zurich airport, which has offices, storage space, logistics and commerce. Among its key tenants is DHL.

•
U.S. – With partners, owns an office building in Philadelphia, and with partners (including the "Phoenix"), owns a portfolio of shopping centers in Texas.  Also, as of the date of this report, the Company still owned approximately 25 condos in Miami, after selling 11 condos it had owned in October 2014. The Miami sale is expected to contribute to the Company's cash flow in the short and medium term.

Also, according to the Company's reports, in December 2014 it signed an agreement to buy a portfolio of approximately 27 shopping centers in Bavaria, Germany. The key tenant is Edeka, one of Germany's leading retail chains. According to the 2014 Annual Report, the transaction is expected to be consummated in the second quarter of 2015.

The Company is listed on NASDAQ, and its financial statements are presented according to US-GAAP, not IFRS.

Since the Company presents its financial statements according to US-GAAP rules, not IFRS, real estate assets are not presented at market value in its financial statements, and accrues depreciation expenses in each period. When reviewing the Company, Midroog considered the pro forma resulting from asset values based on updated evaluations of the income-generating properties that are consolidated in the reports, including adjustment, inter alia, of the volume of shareholders equity, the balance sheet, the CAP and net profit, to IFRS (regarding the pro forma period only), so the Company would be analyzed on the same basis as other rated companies.

Key Financial Information – Consolidated Report ($K)  US-GAAP

Key financial information ($K)	31.12.2011	31.12.2012	31.12.2013	31.12.2014
Total revenues	12,479	13,676	13,711	13,938
NOI	10,610	11,710	11,512	11,161
EBITDA, without revaluation	7,553	9,642	10,026	12,097
EBITDA / revenues	61%	71%	73%	87%
Net profit	1,799	4,055	3,624	5,445
Net profit less depreciation	3,952	6,624	6,993	9,258
Debt	126,135	126,895	127,741	112,481
Liquidity balances	17,767	9,195	4,123	9,702
**Liquidity of investee in asset company - CTN	5,178	9,947	14,688	13,200
Net debt	103,190	107,753	108,930	89,579
Cap	202,101	208,709	222,480	203,793
Net cap	179,156	189,567	203,669	180,891
Equity and minorities	61,261	66,552	78,924	77,075
Equity without minorities	45,099	47,474	57,063	57,439
Fixed assets (income- generating properties and apartments)	192,173	194,826	209,761	185,204
Total assets	219,885	224,882	238,748	218,004
Equity and minorities / assets	28%	30%	33%	35%
Debt / cap	62%	61%	57%	55%
Net debt / Net cap	58%	57%	53%	50%
Adjusted FFO *	2,569	5,503	6,449	7,252
Debt / adjusted FFO*, annualized	49	23	20	16
Net debt / adjusted FFO*, annualized	40	20	17	12
Net debt / EBITDA without revaluations, annualized	17	13	13	9

* Because items are classified different in the report relative to IFRS, FFO was calculated according to operating profit in the P&L report, less financing costs and net cash flow tax.
** The Company's liquidity was presented in two separate rows, as withdrawal of liquidity from the asset level (CTN) requires the partner's permission.

Ownership and Holdings Chart

*As of the date of this report, the Company was in advanced stages of buying a portfolio of  27 income-generating properties in Germany.

Strategy

The Company intends to continue to engage in fixed income real estate in western and central Europe and in the U.S., including through continuing to manage and better existing properties, and expanding its existing operations by buying new fixed income real estate properties.

In its current area of activity, the Company is expected to continue investing in existing assets, maintenance and improvement of the properties in order to maximize the cash flow they generate. The Company also routinely acts to locate additional transactions in western and central Europe, the U.S. and Israel. It is important to note that the Company is expected to continue focusing on stable, financially strong areas, acquiring properties with convenient, economically sensible financing terms. As said, as of the date of this report, the Company is about to close a transaction to acquire a portfolio of 27 income-generating properties, located in Bavaria, which is considered one of the strongest, financially soundest districts in Germany. The Company intends to locate assets on which its risk would be relatively low, in its opinion, including through diversification of tenants, acquisition of a portfolio with a range of tenants, long-term rent contracts, and assets that have demonstrated stable demand over time.

Dividend policy

As of the date of this report, the Company had no dividend policy. Note that throughout its years of activity, the Company has never distributed dividends, and based on its reports to the public, does not intend to distribute dividends to shareholders in the foreseeable future; it intends to retain its profits, insofar as they exist, to finance its business activity. Moreover, in 2011 and 2013, the Company carried out private allocations to the controlling shareholders of a company through which a total of approximately $13 million in cash and assets were transferred to the Company, in exchange for a stock allocation to the controlling shareholders.

Key Rating Rationale

The Company's rating was influenced favorably by good strength ratios relative to its rating level. As of December 31, 2014, the Company's equity/assets ratio was approximately 35%, and its debt/CAP ratio stood at approximately 55%. On the other hand, the Company's low scope of shareholders equity exposes these ratios to volatility when making new transactions; the scope of NOI and FFO, which are adequate to the Company's expected uses and reduce dependence on recycling bond debt and consummating the transaction in Germany is also expected to increase fixed cash flow in the short-term, in a manner that contributes to the stability of cash flow while maintaining coverage ratios that stand out favorably relative to the rating; on the other hand, it bears noting that the Germany transaction had not yet been consummated and even after it is, the Company's ability to integrate the transaction and exploit the potential in its assets bears examining; good liquidity for its rating level and good cash flow sources to service debt, arising, inter alia, from selling condos in Miami and ongoing residual cash flow from income-generating properties; the Company's investment in fixed income real estate in areas characterized by stability and financial strength.

The rating is influenced unfavorably by geographical concentration and dependence on key properties and tenants. The Company depends on a key asset (CTN) in Switzerland, which as of December 31, 2014 was responsible for 72% of the Company's annual NOI. Nonetheless, it bears noting that the compound includes six buildings and approximately 40 tenants; the relatively low volume of activity reflected in the quantity of assets, volume of fixed cash flow and shareholders equity, affect the Company's risk profile; the short track record in real estate, as the Company began to operate invest in fixed income real estate only in 2009, until when it had engaged in a different industry (video streaming); exposure to changes in foreign currency exchange rates, and changes in interest rates in the target countries.

Strengths

Good strength ratios for its rating level, and on the other hand, the low volume of the Company's shareholders equity expose these ratios to fluctuations when carrying out new transactions

As of December 31, 2014, the Company's shareholders equity amounted to approximately $77 million (including minority rights; excluding minority rights, shareholders equity amounted to approximately $57 million); its equity/assets ratio of approximately 35%, and its debt/CAP ratio of 55% stand out for the rating level. As said above, the volume of shareholders equity does not include profit from revaluation of assets, as the Company reports according to US-GAAP rules (under IFRS, shareholders equity and minority rights are higher). However, the low level of the Company's shareholders equity exposes these ratios to volatility, as the leverage level of new transactions and assumption of additional debt at the level of the Company are liable to erode these ratios, barring another increase in shareholders equity. Also, much of the Company's activity is carried out in CHF and its reports are compiled in USD, therefore its reports are exposed to exchange rate fluctuations. In Midroog's opinion and based on information provided to us by the Company, the Company's new deal in Germany and expected bond issue are liable to slightly erode these ratios in the short run, though the ratios should continue to stand out relative to the rating level. On the other hand, profit and cash flow from condo sales in Miami, insofar as they are completed, should mitigate this erosion in the short and medium term.

The scope of NOI and FFO are adequate for the Company's expected uses, although they are medium to low relative to other rated corporations; completing the deal in Germany will increase fixed cash flow in the short run, while maintaining coverage ratios appropriate to the rating

As of December 31, 2014, the Company's scope of NOI stood at approximately $12.5 million (including NOI from companies presented according to the asset value method). Upon consummation of the deal in Germany, the scope of NOI is expected to grow by approximately $2.5 million, to approximately $15 million. The Company has good coverage ratios that stand out favorably for its rating level, including a debt/FFO ratio standing at about 16 years, as of December 31, 2014. In Midroog's opinion, the coverage ratios will erode in the short term with the completion of the bond issuance and transaction in Germany, but will still stand out favorably for its rating level. However, the Company's loans on its assets bear floating interest, which exposes the coverage ratios to changes in interest rates. Also, as said above, the Company's low scope of shareholders equity exposes these ratios to volatility when making new investments. In its review of the Company, Midroog carried out various sensitivity scenarios for changes in interest rates and in NOI from its fixed income real estate investments. Also, note that the deal in Germany has not been consummated yet and even after it is, the Company's ability to integrate the transaction and exploit the potential in its assets bears examining.

The company has good liquidity and cash flow sources to service debt and some flexibility from the condos in Miami

As of December 31, 2014, the Company had high liquidity balances of approximately $22.9 million, of which $13.2 million were at the level of the asset company CTN in Switzerland, in which the Company owns a 51% stake together with "Phoenix" (withdrawing cash from the asset company requires the permission of Phoenix and the Company). As of the date of this report and before the bond issuance, the Company had current loan obligations totaling approximately $2.5 million, and bond repayments only expected to begin in 2016, amounting to approximately $1.5 million in 2016-2017. In Midroog's opinion, the Company has good liquidity to service the debt. Also, as of December 31, 2014, the Company owned 25 unencumbered condos in Miami that confer financial flexibility until their sale, it should be noted that if the company will encumber her holdings in the condos it's financial flexibility will diminish. During the years 2015-2017 the Company anticipates net cash flow of approximately $20 million from selling the condos it still owns. Also, the Company has positive residual cash flow from its assets (after capex and debt service) that should grow after it completes the deal in Germany. Also, Midroog makes favorable mention of the terms of the Company's bank loans in Switzerland, which are for 50 years, and which reduce the refinancing risk of the assets. In light of the above, in Midroog's opinion, the Company has good cash flow sources to service the debt.

The Company's activity in income-generating property, in territories characterized by stability and financial strength, contribute to the risk profile

As of the date of this report, the Company owned four fixed income real estate properties and approximately 25 condos for sale, located in Switzerland and the U.S., which are characterized by stability and financial strength and are rated Aaa /stable by Moody's. Also, as said above, the Company is in advanced stages of negotiating to buy a portfolio of 27 shopping centers in Germany, located in Bavaria, Germany, which is one of the most stable and financially strong of the provinces. In Midroog's opinion, the location of the properties contributes to the Company's risk profile and the stability of income from its income-generating properties.

*NAV is presented according to book cost and according to the Company's share in the assets. Note that NAV segmentation according to evaluations could be different from that presented. Also, according to the Company's prognoses, the value of the condos for sale, like similar ones in the market, is approximately $39 million as of December 31, 2014.

Business and Financial Risks

Concentration and the scope of activity influence the risk profile unfavorably; on the other hand, the territories in which the company operates and the long duration it has held assets and tenants mitigate these risks to a degree

Despite the location of the Company's properties in territories characterized by stability and financial strength, they are also characterized by little geographical dispersal, increasing the Company's exposure to a small number of areas, since, as of the date of this report, much of the Company's activity was located in Switzerland, in a manner that increases the Company's exposure to economic cyclicality, market fluctuations, and economic slowdown. Moreover, the Company's number of assets is small – four income-generating properties, of which only two, located in Switzerland, are controlled by the Company and constitute the Company's main source of income. The Company is dependent on a top asset responsible for 72% of the Company's NOI, and three main assets responsible for 92% of the Company's NOI (according to its financial statements). Note that after completing the purchase of the portfolio of assets in Germany, these rates are expected to be 56% and 88% respectively. Also, the Company is dependent on a key tenant that is responsible for 22% of total revenues and three main tenants responsible for 36% of the Company's revenues. However, it bears noting that the Company's top tenant initiated the asset and has occupied it for 30 years. Also, the three main tenants have long-term rental contracts, ending in 2020-2024. Furthermore, recently two tenants in the Company's top assets reduced their space, and the company rented it within a month or two, without reducing rent. Also, the Company routinely acts to maintain and even better the properties and facilities it controls.

*Presented according to the Company's share in the asset.

The Company's track record in the real estate market is brief, which affects the risk profile unfavorably, on the other hand, the Company's record of activity so far and conservative strategy mitigate this influence

Before 2009, the Company engaged in video streaming, but from 2009 it began to acquire fixed income real estate properties, and as said above, as of the date of this report, the Company had acquired four real estate properties in Switzerland and the U.S., in each of which it has different holding rates. Due to the small number of properties and the company's experience in real estate operations, the Company's ability to better assets and maintain their value is not visible over time. However, the Company routinely invests in its assets, both in maintenance and in betterment. Also, the Company recently managed to lease out vacant space (after existing tenants reduced their space) in two assets in Switzerland, in a relatively short time span (between one to two months). As of the date of this report, and since the Company got into income-generating real estate, the Company has sustained good strength and coverage ratios. According to the information presented to Midroog, the Company thoroughly studies the economic merit when examining new deals, as well as the financing terms. Also, the Company is expected to continue operating in the fixed income real estate segment of countries that are financially robust and stable.

The nature of the Company's activity exposes it to exchange rate fluctuations and changes in interest rates that unfavorably influence its risk profile.

As said above, the Company operates in different countries, which exposes it to a different basket of currencies, mainly to the CHF and USD. However, as of December 31, 2014, its financial debt consisted of financing at the level of the income-generating properties in the target countries, therefore, correlation exists between the assets' costs, at the level of the assets, and the cash flow they generate. Part of the bond issue is expected to finance the Company's investment in Germany, but exposure to exchange rate changes on the deal is unlikely, since, the Company projects, it is likely to hedge the portion of equity financing that is not in the transaction currency. Also, as of December 31, 2014, the Company’s loans at the level of the assets bore floating rate interest, hence exposure exists to changes in interest rates that could affect the Company's coverage ratios. However, on January 15, 2015, the Swiss central bank lowered its interest rate by 0.5% and abolished the floor of 1.2 CHF per euro, consequent to which the Company's financing costs are also expected to drop shortly. When analyzing the Company's financial ratios, Midroog carried out different sensitivity scenarios for changes in interest rates. Also, as of the date of this report, the Company does not expected significant changes for the worse in interest in the countries where it operates, and if expectation of change arises, the Company says it will consider moves to fix rates.

*NAV is presented according to book cost and according to the Company's share in the assets. Note that NAV segmentation according to evaluations could be different from that presented. Also, according to the Company's prognoses, the value of the condos for sale, like similar ones in the market, is approximately $39 million as of December 31, 2014.

Rating Outlook

Factors that could improve the rating

•	Significant growth in the Company's scope of operations and number of assets, significant growth in FFO while improving coverage ratios over time.

•	Sustaining the existing financial ratios over time.

Factors that could lower the rating

•	Significant deterioration in the Company's liquidity and operating environment.

•	Distributing a substantial dividend in a manner that has implications for the risk profile.

•	Substantial erosion in strength ratios.

Methodological Reports

Analysis of Real Estate Companies - Methodology Report, August 2009

Real Estate Companies - Methodology, November 2008

The reports are published on the Midroog website, at www.midroog.co.il

Date of the report: May 06, 2015

List of Basic Financial Terms:

Interest	Net financing expenses from Income Statement
Cash Flow Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Disposable cash flow* Retained Cash Flow (RCF)	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No.: CRSE090515060M

Midroog Ltd.., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739
Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

© Copyright 2015, Midroog Ltd. (“Midroog”). All rights reserved.

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The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Nevertheless, Midroog's rating process is entirely independent of Moody's and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.